Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Registration No.: 333-252928

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Important Information for Investors and Stockholders

In connection with the proposed transaction, ACE Convergence has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of ACE Convergence’s common stock in connection with ACE Convergence’s solicitation of proxies for the vote by ACE Convergence’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix Semiconductor Corporation’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, ACE Convergence will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE Convergence, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE Convergence through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Convergence Corporation, 1013 Centre Road, Suite 403S Wilmington, DE 19805. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACE Convergence and its directors and officers may be deemed participants in the solicitation of proxies of ACE Convergence’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE Convergence’s executive officers and directors in the solicitation by reading the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE Convergence’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the Registration Statement.